Oragenics, Inc.

4902 Eisenhower Boulevard, Suite

Tampa, Florida 33634

January 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Paul Fischer

Re:	Oragenics, Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-235763
Request for Acceleration

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above referenced Registration Statement on Form S-3 (the “Registration Statement”) to be declared effective at 4:00 p.m., Eastern Time, on Monday, January 13, 2020, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Mark Catchur of Shumaker, Loop & Kendrick, LLP at (813) 227-2264. Thank you for your assistance in this matter.

Very truly yours,

By:	/s/ Michael Sullivan
Name:	Michael Sullivan
Title:	Chief Financial Officer

cc: Mark A. Catchur, Shumaker, Loop & Kendrick, LLP